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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ECLIPSYS CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

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
                   Delaware                                                         65-0632092
          ---------------------------                                              --------------
(State of Incorporation or Organization)                                (IRS Employer Identification no.)


         777 East Atlantic Avenue, Suite 200
                Delray Beach, Florida                                                33483
      -----------------------------------------                                   -------------
       (Address of Principal Executive Offices)                                     (Zip Code)

                      (561) 243-1440
         -----------------------------------------
             (Telephone Number of Registrant)
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [ ]

Securities Act registration statement file number to which this form relates:
Not applicable
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                 Securities to be registered pursuant to Section
                               12(b) of the Act:
                 ------------------------------------------------
                                (Title of Class)


Title of Each Class                          Name of Each Exchange on Which
to be so Registered                          Each Class is to be Registered
------------------------                     ------------------------------
Preferred Stock Purchase Rights              NASDAQ National Market



     Securities to be registered pursuant to Section 12(g) of the Act: None

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ITEM  1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


         On July 26, 2000, the Board of Directors of Eclipsys Corporation (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on August 9, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a Purchase Price of $65.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 26, 2000 (the "Rights Agreement") between the Company and Fleet National Bank, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (other than exempt persons) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group (other than an exempt person) beneficially owning 15% or more of such outstanding shares of Common Stock. Exempt persons are General Atlantic Partners, LLC, its officers and directors, and any person directly or indirectly controlled by General Atlantic Partners, LLC. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire upon the close of business on July 26, 2010 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that any Person becomes an Acquiring Person, other than pursuant to a Permitted Offer (as defined in the Rights Agreement), then, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other


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securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. This event is referred to as a "Section 11(a)(ii) Event." However, Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as described below. In addition, Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

       In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

       At any time after the occurrence of a Section 11(a)(ii) Event, subject to certain conditions, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

       The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

       With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

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       Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

       At any time prior to the earlier of (i) the tenth Business Day (or such later date as may be determined by the Board of Directors of the Company) after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

       Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board prior to such time as the Rights are no longer redeemable.

       As of August 3, 2000 there were 36,737,108 shares of Common Stock issued and outstanding, and 12,000,000 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Corporation's Board of Directors has reserved 100,000 shares of Preferred Stock for issuance upon exercise of the Rights.

       The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors nor should the Rights interfere with any merger or business combination approved by the Board.

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       A copy of the Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Agreement.

ITEM  2.   EXHIBITS

       1. Rights Agreement dated as of July 26, 2000 between Eclipsys Corporation and Fleet National Bank as Rights Agent, which includes as Exhibit A, the form of Certificate of Designation, as Exhibit B, the form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.

       2.  Press Release, dated June 26, 2000.

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                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         ECLIPSYS CORPORATON

Date:  August 8, 2000                    /s/  T. JACK RISENHOOVER, II
                                         ---------------------------
                                         T. Jack Risenhoover, II
                                         Senior Vice President,
                                         Secretary and General Counsel


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                                  EXHIBIT INDEX
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               EXHIBIT
                  NO.      DESCRIPTION
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
                  1.       Form of Rights Agreement dated as of July 26, 2000
                           between Eclipsys Corporation and Fleet National Bank as rights agent, which includes as Exhibit A, the form of Certificate of Designation, as Exhibit B, the form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.

                  2.       Press Release, dated June 26, 2000.
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